Nadeem Velani Vice-President & Chief Financial Officer	7550 Ogden Dale Road SE Calgary Alberta Canada T2C 4X9	T 403 319 4819 E Nadeem_Velani@cpr.ca

April 17, 2017

Lyn Shenk, Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Pacific Railway Limited
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 16, 2017
File No. 001-01342

Dear Mr. Shenk:

This letter is in response to the comment letter, dated April 3, 2017, addressed to Mr. Nadeem Velani, Vice President and Chief Financial Officer of Canadian Pacific Railway Limited (“CP” or the “company”) with respect to the above-referenced filing.  We respectfully submit the following responses to your comment letter.

Management’s Discussion and Analysis
2017 Outlook, page 32
1.	We note you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, adjusted diluted EPS. You state it is not practicable to provide reconciliation to a forward-looking reported diluted EPS, the most comparable GAAP measure, due to unknown variables and uncertainty related to future results. Please identify the information that is unavailable and its probable significance in a location of equal or greater prominence. Refer to the next to last bullet in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 in regards to Non-GAAP Financial Measures (C&DI).

RESPONSE:
In our Form 10-Q for the first quarter of 2017 we will include the following disclosures.  For your reference we have noted the changes from the annual disclosure presented in our Form 10-K through blackline.

2017 Outlook
For the full year 2017, CP expects Adjusted diluted EPS growth to be in the high single-digit percentages from full-year 2016 Adjusted diluted EPS of $10.29, excluding the impacts of any future share repurchases ~~or~~ and CEO transition cost recoveries in 2017 of $39 million after tax ($51 million before tax).  CP assumes that, in 2017, the Canadian-to-U.S. dollar exchange rate will be in the range of $1.30 to $1.35 and the average price of West Texas Intermediate (“WTI”) crude oil will be approximately U.S. $45 to $55 per barrel.  The Company expects a normalized income tax rate of approximately 26.50% for 2017.  To further enhance safety and fluidity of the network, CP also plans to invest approximately $1.25 billion in capital programs in 2017, an increase of 6% over the $1.18 billion spent in 2016.  ~~Capital programs is defined and discussed further in Liquidity and Capital Resources of this Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.~~

Adjusted diluted EPS is defined and discussed further in Non-GAAP Measures and in Forward-Looking Information of this Item ~~7~~2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Although CP has provided a forward-looking non-GAAP measure, it is not practicable to provide a reconciliation to a forward-looking reported diluted EPS, the most comparable GAAP measure, due to unknown variables and uncertainty related to future results.  These unknown variables may include unpredicted transactions of significant value.  In past years, CP has recognized significant asset impairment charges and management transition costs related to senior executives.  These or other similar, large unforeseen transactions affect diluted EPS but may be excluded from CP’s Adjusted diluted EPS.  Additionally, the Canadian-to-U.S. dollar exchange rate is unpredictable and can have a significant impact on CP’s reported results but may be excluded from CP’s  Adjusted diluted EPS.  In particular, CP excludes the foreign exchange impact of translating the Company’s U.S. dollar denominated long-term debt from Adjusted diluted EPS.   ~~However, any such variability in reported diluted EPS may be excluded when determining Adjusted diluted EPS.~~  Please see Forward-Looking Information of this Item ~~7~~2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion.

Non-GAAP Measures, page 52
2.
Please note the reconciliations of all of your non-GAAP measures should begin with the GAAP measure for equal or greater prominence rather than the non-GAAP measure to which it is reconciled.  Refer to Question 102.10 of the C&DI.

RESPONSE:
We commit to presenting our non-GAAP reconciliations in our Management’s Discussion and Analysis (“MD&A”), in our Form 10-Q, Form 10-K and in other public disclosure documents, commencing with the first quarter ending March 31, 2017, beginning with the GAAP measure followed by a reconciliation to the non-GAAP measure.

Critical Accounting Estimates
Property, Plant and Equipment, page 61
3.
It appears track is the largest asset group within your largest property class of “track and roadway.”  Accordingly, it appears depreciation of this asset group is the largest contributor to your depreciation expense.  You disclose that depreciation represents a significant part of operating expenses and the estimates of economic lives are uncertain and can vary due to technological change or in the rate of wear.  In regard to track, please tell us and disclose the material assumptions, judgments, uncertainties and factors most sensitive to change or variability associated with determining the estimates of useful lives, rates of depreciation and depreciation based on usage.

RESPONSE:
Track assets do represent the largest contributor group to our annual depreciation expense.  However, the material assumptions, judgments, uncertainties and factors most sensitive to change or variability when determining the estimated useful lives and rates of depreciation for track assets are not different from those that need to be assessed and considered for our other asset groups as all asset groups are depreciated using the straight-line method.

In our Critical Accounting Estimates section of the MD&A in our annual Form 10-K, we noted the key assumptions we require to use judgment to assess and which are subject to uncertainty or variability: economic lives and residual (salvage) values.  We also highlighted certain key drivers: technological changes and rates of wear (usage).  Sensitivity was also disclosed: refer to our answer to your comment no. 5.

We will, in response to Staff’s comment, provide enhanced disclosure that discusses the material assumptions, judgments, uncertainties and factors most sensitive to change or variability for all of our property assets that are accounted for using the group depreciation method.   As noted these apply as equally to track as to other property assets.  In addition, we will provide specific additional considerations for determining the estimated life of rail assets.  Commencing with our Form 10-Q for the first quarter of 2017, we will enhance the disclosure as follows:

The Company follows the group depreciation method under which a single depreciation rate is applied to the total cost in a particular class of property, despite differences in the service life or salvage value of individual properties within the same class.  CP performs depreciation studies of each property asset class approximately every three years to update depreciation rates.  The studies are conducted by third-party specialists and analyzed and reviewed by the Company’s management.  Depreciation studies for U.S. assets are reviewed and approved by the Surface Transportation Board (“STB”).  Depreciation studies for Canadian assets are provided to the Canadian Transportation Agency (the “Agency”), but the Agency does not approve depreciation rates.  In determining appropriate depreciation rates, management is required to make judgments and assumptions about a variety of key factors that are subject to future variability due to inherent uncertainties.  These include the following:

Key Assumptions		Assessments
—	Whole and remaining asset lives	—	Statistical analysis of historical retirement patterns;
		—	Evaluation of management strategy and its impact on operations and the future use of specific property assets;

		—	Assessment of technological advances;
		—	Engineering estimates of changes in current operations and analysis of historic, current and projected future usage;
		—	Additional factors considered for track assets: density of traffic and whether rail is new or has been relaid in a subsequent position;
		—	Assessment of policies and practices for the management of assets including maintenance; and
		—	Comparison with industry data.
—	Salvage values	•	Analysis of historical, current and estimated future salvage values.

Notes to Consolidated Financial Statements
Note 1: Summary of significant accounting policies
Properties, page 73
4.
You disclose that rail and other track materials in the U.S. are depreciated based directly on usage.  Please tell us and disclose the basis upon which usage is measured and the basis upon which depreciation and associated depreciation rates are computed.  In connection with this, tell us and disclose the basis upon which track located in Canada is depreciated.

Additionally, please tell us and disclose how depreciation that is usage based and non-usage based is factored into determining the average annual depreciation rates disclosed in note 12 – Properties.

RESPONSE:
You have asked four separate but related questions.

Basis upon which usage is measured
Track asset classes in the U.S. (rail, ties, ballast and other track materials) are categorized by density (i.e., usage) on the basis of gross ton miles.  These density specific asset classes are then included in our regular depreciation studies.

Basis upon which depreciation and associated depreciation rates are computed
Basis upon which track located in Canada is depreciated

CP depreciates all assets, including all track assets, on a straight-line method using the whole-life basis in both Canada and the U.S.  To determine the whole life of an asset class the historic, current and projected future usage is considered.  Statistical analysis is used to create historical retirement patterns from actual retirements in each specific asset class.  Using these historical retirement patterns the average service life is calculated.  The depreciation rate is then calculated using this average service life, after adjusting for net salvage proceeds, and applied on a straight-line method using the whole-life basis.  CP conducts depreciation studies on its property assets approximately every three years in order to ensure that depreciation rates are appropriately updated for changes in estimated useful lives.

Disclosure
Commencing with our annual Form 10-K for our 2017 fiscal year, we will enhance our disclosure as follows.  For your reference we have noted the changes from the annual disclosure presented in our Form 10-K through blackline.

The Company follows group depreciation which groups assets which are similar in nature and have similar economic lives.  The property groups are depreciated on a straight-line basis reflecting their expected economic lives determined by studies.  Depreciation studies are regular reviews of asset service lives, salvage values, accumulated depreciation and other related factors.  Depreciation rates are established through these studies.  ~~of historical retirements of properties in the group and engineering estimates of changes in current operations and of technological advances.~~   Actual use and retirement of assets may vary from current estimates~~,~~ and would be identified in the next study.  These changes in expected economic lives ~~which~~ would impact the amount of depreciation expense recognized in future periods.  ~~Rail and other track material in the U.S. are depreciated based directly on usage.~~All track assets are depreciated using a straight-line method which recognizes the value of the asset consumed as a percentage of the whole life of the asset.

How depreciation that is usage based and non-usage based is factored into determining the average annual depreciation rates disclosed in note 12 – Properties
Average annual depreciation rates disclosed in note 12 reflect the weighted average rates by asset grouping computed as the total depreciation for all individual asset classes in the asset grouping divided by the total historical cost of the asset group as a whole.  This is provided for information and is not used to compute depreciation expense.  Rather, individual asset classes are depreciated at the applicable depreciation rate for the class.  For example, the weighted average depreciation rate for track and roadway assets in 2016 was 2.8%, however, each of the separate asset classes that comprise the track and roadway grouping were depreciated at their own individual rates as determined by our depreciation study.

We will title the column in our Properties note as “Weighted average annual depreciation rate”.

5.
You disclose you follow group depreciation which groups assets that are similar in nature and have similar economic lives.  Since individual assets are pooled together in a group, please tell us and disclose how you determine the book value and associated accumulated depreciation of assets that are sold or otherwise disposed within a particular asset group.

RESPONSE:
When an asset is retired in the normal course of business and the retirement was predicted by the depreciation study for the relevant asset class CP will retire the gross book value of the asset by charging the historical cost, net of salvage, to accumulated depreciation.  When CP can specifically identify the historical cost of the asset being retired, this gross book value is retired.  When the historical cost cannot be specifically identified, CP estimates the gross book value either by indexation, a first-in, first-out allocation or statistical curves to determine the age of retired property.  By charging the retirement of the asset’s gross book value, net of salvage, to accumulated depreciation no gain or loss is recognized.  This reflects the fact that when an asset is retired at the time it was predicted to be retired by the depreciation study, the group depreciation method has appropriately allocated the necessary depreciation expense to fully depreciate that asset to its expected salvage value.  Any difference between expected and actual salvage value is recorded to accumulated depreciation.

In the event that there is a retirement or retirements that were not predicted by the depreciation study, group depreciation can and does accommodate recognition of the gain or loss through income.  CP assesses asset retirements and when a retirement is not in the normal course of business, was not predicted in the depreciation study, and results in a material gain or loss that would distort the remaining net book value of the asset class, the gain or loss is recognized through income.  The gain or loss is computed as the difference between the net proceeds and the net book value of the retired asset.  The gross book value is retired as discussed above.  As a portion of depreciation may be recorded to the specific asset and the remaining depreciation is recorded at the asset class level, upon retirement any asset specific accumulated depreciation as well as a cost-based allocation of the accumulated depreciation at the asset class level is retired.  CP estimates the appropriate amount of the asset class level accumulated depreciation to retire considering the historical cost and years in service of the asset.

Commencing with our Form 10-Q for the first quarter of 2017, we will include the following disclosures.  For your reference we have noted the changes from the annual disclosure presented in our Form 10-K through blackline.

CP depreciates the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the class of property.  When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation and if different than the assumptions under the depreciation study could potentially result in adjusted depreciation expense over a period of years.  For certain asset classes, the historical cost of the asset is separately recorded in the Company’s property records.  This amount is retired from the property records upon retirement of the asset.  For assets for which the historical cost cannot be separately identified the amount of the gross book value to be retired is estimated using either an indexation methodology, whereby the current replacement cost of the asset is indexed to the estimated year of installation for the asset, or a first-in, first-out approach, or statistical analysis is used to determine the age of the retired asset.   CP uses indices that closely correlate to the principal costs of the assets.

There are a number of estimates inherent in the depreciation and retirement processes and as it is not possible to precisely estimate each of these variables until a group of property is completely retired, CP regularly monitors the estimated service lives of assets and the associated accumulated depreciation for each asset class to ensure depreciation rates are appropriate.  If the recorded amounts of accumulated depreciation are greater or less than the amounts indicated by the depreciation studies then the excess or deficit is amortized as a component of depreciation expense over the remaining service lives of the applicable asset classes.

For the sale or retirement of larger groups of depreciable assets that are unusual and were not considered in the Company’s depreciation studies, CP records a gain or loss for the difference between net proceeds and net book value of the assets sold or retired.  The accumulated depreciation to be retired includes asset specific accumulated depreciation, when known, and an appropriate portion of the accumulated depreciation recorded for the relevant asset class as a whole, calculated using a cost-based allocation.

Revisions to the estimated useful lives and net salvage projections constitute a change in accounting estimate and are addressed prospectively by amending depreciation rates.  It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property asset class as assets are acquired, used and retired.  Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense.  For example, if the estimated average life of ~~road locomotives~~ track assets, including rail, ties, ballast and other track material ~~the largest asset group~~, increased (or decreased) by ~~5%~~ one year, annual depreciation expense would decrease (or increase) by approximately $~~3~~6 million.

Please feel free to contact me at (403) 319-4819 should you have any further comments.

Regards

/s/ Nadeem Velani

Nadeem Velani
Vice-President and Chief Financial Officer
Canadian Pacific Railway Limited